Filed by Activision, Inc.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Activision, Inc.

Commission File No.: 001-15839

On December 2, 2007, the Company issued a series of employee communications in connection with the announcement of its proposed transaction with Vivendi S.A.:

December 2, 2007

Dear Fellow Employee,

As you may have already seen, today our Company announced we are going to combine with Vivendi Games to create Activision Blizzard. I would first like to let you know that this is a very compelling opportunity, one that I am thrilled to be a part of, that positions us for sustainable leadership in our industry.

Vivendi Games is the undisputed leader in subscription based PC games with Blizzard’s World of Warcraft, in addition to other popular franchises such as Diablo, Starcraft, Crash Bandicoot and Spyro. They have a major footprint in Asia, including China and Korea, and also have operating divisions in mobile and casual games.

Our product portfolios and geographic development are highly complementary and together we make a powerful combination with 2007 estimated pro forma revenues of over $3.8 billion. Activision Blizzard will be enviably positioned to compete across all categories of the rapidly growing video games business and will reach the broadest global consumer base in the industry.

Structurally, Activision Blizzard will continue to be a publicly traded company with a broad shareholder base – as we are today. At the close of this transaction, Vivendi will become Activision Blizzard’s majority shareholder holding between 52% and 68% (depending on the results of the tender offer) of Activision’s stock. The rest of our shares will be held by a number of institutional and private investors and will continue to be traded on the NASDAQ exchange.

We expect a smooth transition, thanks in part, to the continued role of our experienced leadership team. Brian Kelly will continue to serve as Co-Chairman of the Board, Bobby Kotick will continue to serve as Chief Executive Officer of Activision Blizzard and I will continue to serve in my same role as President and Chief Executive Officer of Activision Publishing. Bruce Hack, current Chief Executive Officer of Vivendi Games, will join Activision Blizzard as Vice Chairman and Chief Corporate Officer.

This is a significant announcement for both Activision and Vivendi Games and I’m sure you’ll have many questions about it. Today’s announcement marks the beginning of the process, with the completion of the transaction expected in the first half of 2008. Following the close of the transaction, the critical work of integrating the two companies will begin.

As part of our strategy to make Activision a great place to work, we are committed to communicating with you regularly. Tomorrow, you will have the opportunity to meet with your local leadership to learn more about the transaction. In the meantime, attached you will find a copy of the press release and a “Frequently Asked Questions” document that may answer some of your initial questions.

We have created a dedicated website, www.activisionemployees.com, which will serve as a central source of information regarding the transaction. Through the website, you can ask—and we will respond to – transaction related questions.

We all recognize the news of this transaction is very significant for the industry and will attract media attention. If you receive any media inquires regarding today’s announcement, please direct them to Maryanne Lataif at 310-255-2704.

In closing, it is very important that we all stay focused during the busy holiday season. It is essential that we keep driving toward achieving our plan during this critical period for our business.

This is an exciting time for both companies. We believe our world-class organizations will be even stronger together and provide greater opportunities for our customers, our stockholders, and, most importantly, our employees.

We look forward to updating you on our activities and progress in the weeks ahead.

Best regards,

Mike Griffith

President and Chief Executive Officer, Activision Publishing, Inc.

EMPLOYEE FAQ

1.              Why are we combining with Vivendi Games?

We view this transaction as a transformational event in the video games industry. Activision Blizzard will have an unbeatable combination of Activision’s best selling console and handheld titles and Vivendi Games’ leading PC, online and console games, as well as the highest operating margins of any third party videogame publisher.

2.              How will this transaction affect employees?

This is good news for all of us. Activision Blizzard will be a larger, stronger company with more resources and a broader platform. The combined company will provide great growth opportunities for employees of both Activision and Vivendi Games.

3.              Who will lead the combined company?

After the transaction closes, Bobby Kotick will continue to serve as the Chief Executive Officer of Activision.

Mike Griffith will continue to serve in the same role as President and Chief Executive Officer of Activision Publishing and will oversee Vivendi Games’ Sierra Entertainment, Sierra Online and Vivendi Games Mobile divisions, in addition to the Activision operating units.

Bruce Hack, who is currently Chief Executive Officer of Vivendi Games, will join the new company as Vice Chairman of the Board and Chief Corporate Officer.

Mike Morhaime will continue as President and Chief Executive Officer of Blizzard Entertainment.

Importantly, Activision Blizzard will stay true to its independent studio model approach and our OGSP approach to operating the business.

4.              Who will oversee the integration of Activision and Vivendi Games?

Bruce Hack and Ann Weiser, Activision’s Chief Human Resources Officer, will lead the integration process.

5.              When do you expect the transaction close?

The transaction is subject to approval of Activision shareholders, customary closing conditions and regulatory approvals. Pending approval, the companies expect the transaction to be completed in the first half of 2008.

6.              Do you expect any layoffs as a result of this transaction?

Until the transaction closes, it’s business as usual.

Once the transaction is complete, Bruce and Ann, under Mike’s leadership, will lead the integration process for Activision Blizzard. As we evaluate the combined portfolio of businesses and make decisions about the businesses we can continue to grow, we will endeavor to retain the talent to lead and grow those businesses.

7.              How will the transaction affect employees’ compensation, 401(k) plans, stock options, health and other benefits?

Activision will continue its tradition of offering competitive compensation and benefits to attract and retain the best talent in the industry.

8.              Are there restrictions for communicating with employees of the other company?

Yes, there are restrictions. Until the transaction closes, Activision and Vivendi Games are separate companies. During this time, only “normal course of business” communication should take place.

9.              Have our customers and vendors been contacted about this transaction?

Activision’s leaders are communicating with key customers, partners, and stakeholders. To ensure that we are clear and consistent in our messages, we must ask that all communications on this subject be channelled through the appropriate Activision leader.

10.       What are the next steps that I should anticipate?

Activision will continue to operate business as usual. In an effort to keep you informed, we have created an employee website www.activisionemployees.com, which will serve as a central source of information regarding the transaction. Through the website, you can ask—and we will respond to – transaction related questions. We would encourage all of our employees to regularly visit.

On this website, you will find: messages from senior management; press releases; a list of frequently asked employee questions; a fact sheet for the combined company; media coverage; and links to investor materials and relevant webcast presentations.

11.       If I have additional questions, whom should I contact?

Please submit any additional questions using our employee website dedicated to keeping you informed about this transaction: www.activisionemployees.com.

12.       How many employees will Activision Blizzard employ?

The new company will employ one of the strongest creative forces in the industry. Total headcount will be approximately 5,800 employees with a combined product development workforce of over 3,000 people.

13.       Tell us about Vivendi Games.

Vivendi Games is a global developer, publisher and distributor of multiplatform video games. The company is the leader in the subscription-based massively multi-player online role-playing games (MMORPG) category and is building on its position in the PC, console and handheld games markets. Vivendi Games has global presence, a history of franchise success, development teams around the world and a catalogue of its own original and licensed material. Vivendi Games has four divisions:  Blizzard Entertainment, Sierra Entertainment, Sierra Online and Vivendi Games Mobile.

Calculation of Certain Estimates

All financial information relating to Activision, Vivendi Games and Blizzard Entertainment included in these materials, including pro forma estimates for calendar year 2007, and projections for future periods, represent the companies’ respective estimates and projections and were not prepared in accordance with U.S. Generally Accepted Accounting Principles. These estimates exclude the impact of expenses related to equity-based compensation and related tax benefits, potential one-time restructuring charges of up to $100 million that may be incurred in connection with the transaction, and the potential impact from non-cash intangible amortization resulting from purchase price accounting. In addition, these estimates assume continued net revenue growth as well as expense reductions and other synergies that may or may not be realized. Estimates for future periods are subject to significant inherent uncertainties, which increase with periods farther into the future. Actual results may differ materially and are subject to risks, including the risks described in the Cautionary Note below. To the extent that the estimates for calendar year 2007 are based on the historical performance of Activision and Vivendi Games through September 30, 2007, not all such historical information has been audited, the accounting policies of the companies may differ, and the two companies have different fiscal years. The financial information for Blizzard Entertainment contained in these materials is presented on a stand-alone basis and does not reflect the results of operations of other Vivendi Games divisions.

Cautionary Note Regarding Forward-looking Statements

Information in these materials that involves expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. In these materials they are identified by references to dates after the date of these materials and words such as “outlook,” “will,” “will be,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “should,” “continue,” and similar expressions. Factors that could cause actual future results to differ materially from those expressed in the forward-looking statements set forth in these materials include, but are not limited to, the timing and successful completion of the transactions described in these materials (including the timing and receipt of stockholder and regulatory approvals and the satisfaction of other closing conditions), the combined companies’ success in executing planned strategies and achieving assumed synergies and cost savings, sales of each company’s  titles, shifts in consumer spending trends, the seasonal and cyclical nature of the interactive game market, the ability of Activision Blizzard to predict consumer preferences among competing hardware platforms (including next-generation hardware), declines in software pricing, product returns and price protection, product delays, retail acceptance of the company’s products, adoption rate and availability of new hardware and related software, industry competition, rapid changes in technology and industry standards, protection of proprietary rights, maintenance of relationships with key personnel, customers, vendors and third-party developers, international economic and political conditions, integration of recent acquisitions and identification of suitable future acquisition opportunities, and foreign exchange rate changes. Other such factors include, without limitation, the additional risks identified in Activision’s most recent annual report on Form 10-K and in the documents Vivendi has filed with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on Vivendi’s website (www.vivendi.com). Investors and security holders may obtain a free copy of documents filed by Vivendi with the Autorité des Marchés Financiers at www.amf-france.org, or directly from Vivendi.

The forward-looking statements in these materials are based upon information available to Activision and Vivendi as of the date of these materials, and neither Activision nor Vivendi assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and may cause actual results to differ materially from current expectations.

Important Additional Information will be filed with the SEC

This communication is being made in respect of the proposed business combination involving Activision, Vivendi and Vivendi Games. In connection with the proposed transactions, Activision plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement as well as other documents regarding the proposed transactions. The definitive Proxy Statement will be mailed to stockholders of Activision. INVESTORS AND SECURITY HOLDERS OF ACTIVISION ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement (when available) and other documents filed with the SEC by Activision through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and the Proxy Statement (when available) and other documents filed with the SEC can also be obtained by directing a request to Activision’s Investor Relations.

Activision and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Activision’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended March 31, 2007, which was filed with the SEC on June 14, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on July 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF ACTIVISION’S COMMON STOCK

WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACTIVISION INTENDS TO FILE WITH THE SEC. ONCE FILED, ACTIVISION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, ACTIVISION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

# # #

Activision Blizzard

Important Information Calculation of Certain Estimates All financial information relating to Activision, Vivendi Games and Blizzard Entertainment included in these materials, including pro forma estimates for calendar year 2007, and projections for future periods, represent the companies' respective estimates and projections and were not prepared in accordance with U.S. Generally Accepted Accounting Principles. These estimates exclude the impact of expenses related to equity-based compensation and related tax benefits, potential one-time restructuring charges of up to $100 million that may be incurred in connection with the transaction, and the potential impact from non-cash intangible amortization resulting from purchase price accounting. In addition, these estimates assume continued net revenue growth as well as expense reductions and other synergies that may or may not be realized. Estimates for future periods are subject to significant inherent uncertainties, which increase with periods farther into the future. Actual results may differ materially and are subject to risks, including the risks described in the Cautionary Note below. To the extent that the estimates for calendar year 2007 are based on the historical performance of Activision and Vivendi Games through September 30, 2007, not all such historical information has been audited, the accounting policies of the companies may differ, and the two companies have different fiscal years. The financial information for Blizzard Entertainment contained in these materials is presented on a stand-alone basis and does not reflect the results of operations of other Vivendi Games divisions. Cautionary Note Regarding Forward-looking Statements Information in these materials that involves expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. In these materials they are identified by references to dates after the date of these materials and words such as "outlook," "will," "will be," "remains," "to be," "plans," "believes," "may," "expects," "intends," "should," "continue," and similar expressions. Factors that could cause actual future results to differ materially from those expressed in the forward-looking statements set forth in these materials include, but are not limited to, the timing and successful completion of the transactions described in these materials (including the timing and receipt of stockholder and regulatory approvals and the satisfaction of other closing conditions), the combined companies’ success in executing planned strategies and achieving assumed synergies and cost savings, sales of each company’s titles, shifts in consumer spending trends, the seasonal and cyclical nature of the interactive game market, the ability of Activision Blizzard to predict consumer preferences among competing hardware platforms (including next-generation hardware), declines in software pricing, product returns and price protection, product delays, retail acceptance of the company’s products, adoption rate and availability of new hardware and related software, industry competition, rapid changes in technology and industry standards, protection of proprietary rights, maintenance of relationships with key personnel, customers, vendors and third-party developers, international economic and political conditions, integration of recent acquisitions and identification of suitable future acquisition opportunities, and foreign exchange rate changes. Other such factors include, without limitation, the additional risks identified in Activision's most recent annual report on Form 10-K and in the documents Vivendi has filed with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on Vivendi’s website (www.vivendi.com). Investors and security holders may obtain a free copy of documents filed by Vivendi with the Autorité des Marchés Financiers at www.amf-france.org, or directly from Vivendi. The forward-looking statements in these materials are based upon information available to Activision and Vivendi as of the date of these materials, and neither Activision nor Vivendi assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and may cause actual results to differ materially from current expectations. Important Additional Information will be filed with the SEC This communication is being made in respect of the proposed business combination involving Activision, Vivendi and Vivendi Games. In connection with the proposed transactions, Activision plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement as well as other documents regarding the proposed transactions. The definitive Proxy Statement will be mailed to stockholders of Activision. INVESTORS AND SECURITY HOLDERS OF ACTIVISION ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement (when available) and other documents filed with the SEC by Activision through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and the Proxy Statement (when available) and other documents filed with the SEC can also be obtained by directing a request to Activision’s Investor Relations. Activision and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Activision's directors and executive officers is available in its Annual Report on Form 10-K for the year ended March 31, 2007, which was filed with the SEC on June 14, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on July 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF ACTIVISION'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACTIVISION INTENDS TO FILE WITH THE SEC. ONCE FILED, ACTIVISION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, ACTIVISION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

Activision Blizzard Creating a New Interactive Entertainment Leader Activision has agreed to combine with Vivendi Games to form Activision Blizzard Combination will create a larger, broader & stronger company A marriage of: Activision’s strength in consoles, retail product, NA/EUP Blizzards’ strength in PC, Subscription, Asia Creates the LARGEST and most PROFITABLE company in industry.

Activision >$2B A solid track record of Revenue growth 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008E

Activision Blizzard $3.8B The combined company Pro Forma Revenue for CY2007 is projected at $3.8B Activision Historical 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 CY07E

Compared to EA $3.8B $2.35B $3.7B Pro Forma Estimates CY2007 Revenues First Call Analyst Estimates Activision Activision Blizzard EA

Vivendi Games Overview Four divisions: Blizzard Entertainment Sierra Entertainment Sierra Online Vivendi Games Mobile Revenue* $1.1B Revenue* $300M CY07e CY07e

Blizzard Overview Global MMOG leader Products include WarCraft, StarCraft and Diablo 4 out of the 5 best-selling PC titles of all time Strong pipeline includes StarCraft II, Battle.net upgrade, World of Warcraft: Wrath of Lich King and others The most profitable video game publisher in the world

World of Warcraft Overview Unrivaled online gaming community Subscription based revenue model 9.3M+ current Warcraft subscribers World of Warcraft: The Burning Crusade expansion pack sold 2.4M copies in 24 hours Continuously enhancing the player experience Significant competitive advantage #1 MMORPG worldwide $200M+ invested in content and infrastructure Over 2,000+ Game Masters providing 24/7 global customer support Leading Western entertainment franchise in Asia >9.3M 5.6M 8.1M Subscriber Growth* 2005 2006 2007e

Sierra Entertainment, Mobile, Casual



✓ **Sierra Entertainment**
- Key franchises include Crash Bandicoot and Spyro
- Others include World In Conflict, TimeShift, F.E.A.R., Scarface
- Own four studios – High Moon (San Diego), Massive (Sweden), Radical (Vancouver), Swordfish (England)



✓ **Mobile Games Division**
- Licensed & Owned

✓ **Casual Games Division**
- XBLA
- PC


WORLD IN
CONFLICT

ACTIVISION

10

BLIZZARD ENTERTAINMENT

How Will it Work Vivendi Corporate will spin off Vivendi Games Activision will combine with Vivendi Games and become Activision Blizzard Activision Blizzard will continue to be a publicly traded company Vivendi Corporate will own between 52% and 68% of shares Balance shares owned by institutional & private investors

Continuation of Management Team Brian Kelly Co-Chairman and Bobby Kotick CEO of Activision Blizzard Mike Griffith will continue as President/CEO of Activision Publishing Bruce Hack, CEO of Vivendi Games, will join Activision Blizzard as Vice Chairman/Chief Corporate Officer Mike Morhaime will continue as President/CEO of Blizzard Entertainment Bruce Hack and Ann Weiser will lead the integration/transition teams

Staying Focused First step in a long process Shareholders, regulators and several government agencies must approve Need to remain and act as a stand-alone company Essential to keep driving towards our strategic goals as the holiday season approaches Activision shareholder vote (50% approval required) Regulatory and antitrust approvals Closing Tender offer opens Integration begins Tender offer closes

What We Will Focus on: Cost Savings Turnaround of Sierra Businesses Growth of Activision and Blizzard Revenue Synergies

What’s Next? Business as usual – no change to workday in any way Top priority to support our talented employees and the innovative and creative culture we have created After closing, we expect accelerated growth which will create exciting new opportunities for employees of both companies Must maintain focus and competitive positioning New employee website dedicated to this combination and keeping you updated throughout the process: www.activisionemployees.com

Activision Blizzard A Global Interactive Entertainment Powerhouse